PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2016. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2015, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of August 3, 2016.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns two exploration properties the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Three months ended		Six months ended
		June 30		June 30
	2016	2015	2016	2015
Key Performance Data
Tonnes of ore milled	454,089	478,410	827,724	926,999
Produced
Gold equivalent (ounces)	49,499	62,490	85,657	123,563
Gold (ounces)	44,150	54,862	76,986	109,227
Silver (million ounces)	1.60	2.15	2.52	4.08
Sold
Gold equivalent (ounces)	47,787	57,449	91,378	119,100
Gold (ounces)	43,008	52,975	81,789	108,012
Silver (million ounces)	1.43	1.26	2.77	3.16
Average realized prices
Gold ($/ounce) [1]	$1,241	$1,171	$1,201	$1,179
Silver ($/ounce) [1]	$4.24	$4.20	$4.24	$4.20
Total cash costs (per gold ounce) [2]
Gold equivalent basis	$851	$654	$891	$676
By-product basis	$801	$579	$852	$609
All-in sustaining costs (per gold ounce) [2]	$1,310	$1,036	$1,415	$1,040

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$59,439	$67,371	$109,983	$140,681
Earnings (loss) from mine operations	4,622	11,078	(1,173)	22,548
Net income (loss)	(19,432)	(6,744)	(32,600)	(3,156)
Adjusted net income (loss) [2]	(2,401)	1,146	(10,174)	2,285
Basic net income (loss) per share	(0.12)	(0.04)	(0.20)	(0.02)
Diluted net income (loss per share)	(0.12)	(0.04)	(0.20)	(0.02)
Adjusted net income (loss) per share[2]	(0.01)	0.01	(0.06)	0.01
Operating cash flows before working capital changes	11,205	22,556	2,744	41,336
Operating cash flows before working capital changes per share	0.07	0.14	0.02	0.26
Weighted average shares outstanding (basic) (000’s)	166,410	162,343	165,367	162,065
Weighted average shares outstanding (diluted) (000’s)	166,410	162,343	165,367	162,065

	June 30,	December
	2016	31, 2015
Assets
Mining interests	$804,851	$790,118
Total assets	$938,482	$924,968
Liabilities
Long-term liabilities	$172,796	$162,427
Total liabilities	$281,055	$276,092
Equity	$657,427	$648,876

1

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”) .

2	See “NON-GAAP measurements “

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Q2 2016 HIGHLIGHTS

•

The Company completed an equity offering in June, pursuant to which the Company issued 22,022,500 units (the “Units”) of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875 (the “equity offering”) . Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “warrant”) of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

•

During Q2, 2016 the Company continued to advance its defense of its Advance Pricing Agreement (“APA Ruling”) with the Mexican tax authorities Servicio de Administración Tributaria (the “SAT”) in connection with the legal claim initiated by the SAT to challenge its validity. In connection with this claim, also during the quarter, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico, under the North American Free Trade Agreement (“NAFTA”) , highlighting the improper actions taken by the SAT, with the intent of revoking legal rights previously granted to the Company and upon which the Company relied to expand its investment in Mexico.

•

Total production of 49,499 gold equivalent ounces in Q2 2016 compared to 62,490 gold equivalent ounces in the same period of 2015. Gold production was 44,150 ounces in Q2 2016 compared to 54,862 ounces in Q2 2015, and silver production was 1.60 million ounces from San Dimas in Q2 2016 compared to 2.15 million ounces in Q2 2015.

•

At San Dimas, the mine continued to refine its mining procedures to incorporate the enhanced ground support activities into the routine mining sequence, and extraction averaged 2,541 tonnes per day (“TPD”) during the quarter, consistent to the stated target of 2,500 TPD and higher than Q1 2016. Lower grades were realized in Q2 2016 compared to Q2 2015 and compared to expectations as localized ventilation issues at the Jessica vein and ongoing mine services improvements impacted the availability of high-grade areas during the quarter. Total gold and gold equivalent production during the quarter was 1.5 times higher than the first quarter of 2016.

•

At Black Fox, mining activities focused mainly on the remnant areas in the upper portions of the mine and advancing development in the Deep Central zone. Production from the remnant areas was less than the Company anticipated. Through the remainder of the year, mining will progress into the Deep Central zone and Black Fox will become less reliant on the upper, remnant areas of the mine, which is expected to improve overall mine grades. Stope production from the Deep Central zone is expected to commence by the end of the third quarter.

•	Earnings from mine operations for Q2 2016 was $4.6 million compared to earnings of $11.1 million in Q2 2015 mainly due to lower gold sales resulting from the lower gold production.

•

The Company incurred total cash costs per gold equivalent ounce of $851 for Q2 2016 compared to $654 for Q2 2015. All-in sustaining costs were $1,310 per gold ounce for Q2 2016 compared to $1,036 for Q2 2015. The increase in unit costs was largely due to lower production at both mines and an increase in costs at San Dimas due to an increase in the annual union bonus following the completion of negotiations of this bonus during Q2 2016.

•

The Company recognized a net loss of $19.4 million in Q2 2016 compared to net loss of $6.7 million in Q2 2015 due to the lower earnings from mine operations and a $11.1 million tax expense in Q2 2016 mainly resulting from the devaluation of the Mexican peso compared to the U.S. dollar in the quarter on its Mexican peso denominated tax assets. Adjusted net loss was $2.4 million ($0.01 per share) for Q2 2016, compared to adjusted net income of $1.1 million ($0.01 per share) for the same period in 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•	Given lower than originally planned grades are expected to continue for the remainder of the year at San Dimas, the impact of labour disruptions on July production at San Dimas, and a one-month timing delay in accessing the high-grade Deep Central zone ore at Black Fox, Primero updated its 2016 guidance.

•	Primero’s reduced 2016 production guidance is between 195,000 and 215,000 gold equivalent ounces compared to a previous estimate of 230,000 to 250,000 gold equivalent ounces. An expected reduction in silver sales to the spot market also impacted the gold/silver ratio and correspondingly, the gold equivalent production outlook. The Company has also updated its cost guidance with total cash cost guidance revised to $775 to $825 per equivalent ounce and all-in sustaining costs revised to $1,200 to $1,250 per gold ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Earnings (loss) from mine operations comprises:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2016	2015	2016	2015
Gold revenue	$53,382	$62,041	$98,205	$127,336
Silver revenue	6,057	5,330	11,778	13,345
Operating expenses	(39,042)	(36,412)	(79,324)	(79,179)
Depreciation and depletion	(15,775)	(19,881)	(31,832)	(38,954)
Earnings (loss) from mine operations	$4,622	$11,078	($1,173)	$22,548

The table below sets out variances in the key drivers of earnings from mine operations for the three and six months ended June 30, 2016 compared with the three and six months ended June 30, 2015:

	Three months ended	Six months ended
(in thousands of U.S. dollars)	June 30	June 30
Earnings from mine operations in 2015	$11,078	$22,548
Differences:
Revenue
Higher realized gold price	3,014	1,783
Lower ounces of gold sold	(11,673)	(30,914)
Higher realized silver price	8	80
Higher (lower) ounces of silver sold	719	(1,647)
Higher operating expenses	(2,630)	(145)
Lower depreciation and depletion	4,106	7,122
Earnings (loss) from mine operations as reported in 2016	$4,622	($1,173)

•

Gold revenue decreased for the three and six months ending 2016 compared to the same periods in 2015 due to reduced production at both mines. Silver revenue increased in Q2 2016 compared to Q2 2015 despite lower silver production because Primero Empresa Minera, S.A. de C.V. (“PEM”) , the company which holds the San Dimas assets, temporarily lost its export license in Q2 2015 preventing the delivery of silver outside of Mexico.

•

The average price realized for gold during the second quarter of 2016 was $1,241 per ounce, above the $1,171 per ounce realized in the second quarter of 2015. For the six months, the gold price realized of $1,201 per ounce in 2016 was slightly above the $1,179 per ounce realized in 2015.

Silver prices realized during Q2 2016 and the first six months of 2016 were in-line with the prices realized in the comparative periods of 2015, as all silver was sold to Silver Wheaton Caymans under the terms of the silver purchase agreement in those periods.

•

Operating expenses were $39.0 million in Q2 2016; $2.6 million higher than Q2 2015 mainly driven by an increase in the union bonus at San Dimas. For the first six months of 2016, operating expenses were consistent with 2015, as the increase in union bonus has been offset by cost savings at Black Fox due to sourcing a significant portion of the mill feed from the low grade, lower cost stockpile.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•

Depreciation and depletion was $15.8 million in Q2 2016, compared to $19.9 million in Q2 2015, a decrease of $4.1 million due to lower production. Lower production also drove the first six months of 2016 depreciation and depletion lower than the comparative 2015 period by $7.1 million.

A summary income statement follows:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2016	2015	2016	2015

Earnings (loss) from mine operations	$4,622	$11,078	($1,173)	$22,548
Exploration expenses	(612)	(739)	(946)	(860)
General and administrative expenses	(7,647)	(7,151)	(13,179)	(15,164)
Transaction costs and other expenses	(828)	-	(1,214)	(3,906)
Finance expense	(1,881)	(1,933)	(5,140)	(4,803)
Mark-to-market gains (losses)	(2,278)	(3,705)	(2,653)	4,500
Other income (expense)	294	(213)	(352)	3,092
Income tax (expense) recovery	(11,102)	(4,081)	(7,943)	(8,563)
Net income (loss)	($19,432)	($6,744)	($32,600)	($3,156)

•

General and administrative expenses for the three and six months ended June 30, 2016 was $7.6 million and $13.2 million, respectively, compared to $7.2 million and $15.2 million, respectively, for the comparative periods in 2015. The increase during Q2 2016 was attributed mainly to increases in legal and consulting services in connection with the ongoing NAFTA and APA claims. This was offset by a decrease in share-based compensation and salaries and wages due to a reduction in the number of corporate employees. The $2.0 million decrease for the six month period ended June 30, 2016 was primarily from a decrease in the share-based compensation due to a one-time additional grant of Phantom Share Units to certain executives which were fully expensed in Q1 2015 coupled with general office expenses relating to offices in Vancouver and Mexico City which were closed in Q1 2015. The breakdown of general and administrative expenses is as follows:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2016	2015	2016	2015
Share-based compensation	$1,801	$1,998	$3,315	$3,946
Salaries and wages	2,283	2,818	3,676	5,681
Legal, accounting and consulting services	2,355	1,063	3,337	2,051
Other general expenses	1,208	1,272	2,851	3,486
Total	$7,647	$7,151	$13,179	$15,164

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•

Transaction costs for the three and six month periods ended June 30, 2016 were $0.8 million and $1.2 million, respectively, compared to $nil and $3.9 million for the comparative periods in 2015, respectively. Transaction costs for both periods in 2016 include costs allocated to the warrants issued in connection with the equity offering completed in June 2016. Costs incurred in 2015 relate to the issuance of the 5.75% Convertible Debenture.

•

Mark-to-market gains (losses) during the three and six month periods ended June 30, 2016 were ($2.3) million and ($2.7) million, respectively, compared to ($3.7) million and $4.5 million for the comparative periods in 2015. The 5.75% Convertible Debentures are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. In June 2016, the Company recognized a warrant liability relating to the common share purchase warrants issued in connection with the equity offering. The warrant liability is measured at fair value and marked-to-market each period based on the corresponding trading price of the warrants. The mark-to-market loss on the warrants for 2016 was $0.4 million.

•

For the six months ended June 30, 2016, other income (expense) included $0.4 million of unrealized foreign exchange losses arising from the translation of Canadian dollar denominated liabilities, as the Canadian dollar strengthened during this period relative to the U.S. dollar (the Company’s functional currency) . This compares to $2.3 million unrealized foreign exchange gains for the comparative period in 2015 due to the weakening of the Canadian dollar relative to the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•	The Company’s income tax expense is detailed as follows:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2016	2015	2016	2015
Current tax expense
Mining royalty at San Dimas	$161	$845	$161	$2,210
Other current tax	751	877	1,416	5,546
	$912	$1,722	$1,577	$7,756
Deferred tax expense
Withholding tax on intercompany interest	$842	$1,194	$1,694	$2,172
San Dimas change in tax shelter	9,708	3,054	5,959	1,786
Mining royalty at San Dimas	(190)	(275)	(350)	(650)
Amortization of flow through share
premium	(302)	(766)	(843)	(1,583)
Other deferred tax	132	(848)	(94)	(918)
	$10,190	$2,359	$6,366	$807
Total	$11,102	$4,081	$7,943	$8,563

San Dimas expenses current taxes based on the taxable earnings of the period. For the three and six months ended June 30, 2016, San Dimas did not generate any taxable earnings and therefore was not subject to current income taxes and only a small amount of mining royalty tax. The tax recovery from the San Dimas operating losses is recorded as a deferred tax recovery, included in the San Dimas change in tax shelter.

San Dimas income taxes are based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. For the three and six month periods ended June 30, 2016, this increased deferred tax expense by $13.0 million and $14.7 million, respectively (2015-$5.6 million and $8.2 million, respectively) . The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

REVIEW OF OPERATIONS

San Dimas Mine

	Three months ended		Six months ended
		June 30		June 30
	2016	2015	2016	2015
Key Performance Data
Tonnes of ore mined	231,224	263,868	382,417	527,615
Tonnes of ore milled	224,427	256,235	373,609	513,904
Tonnes of ore milled per day	2,466	2,816	2,053	2,839
Average millhead grade (grams/tonne)
Gold	4.10	4.60	4.12	4.80
Silver	231	275	218	263
Average gold recovery rate (% )
Gold	98%	96%	98%	96%
Silver	96%	95%	96%	94%
Produced
Gold equivalent (ounces)	34,327	44,128	57,228	90,697
Gold (ounces)	28,978	36,500	48,557	76,361
Silver (million ounces)	1.60	2.15	2.52	4.08
Sold
Gold equivalent (ounces)	33,653	38,747	62,761	84,003
Gold (ounces)	28,873	34,273	53,173	72,914
Silver at fixed price (million ounces)	1.43	1.26	2.77	3.17
Average realized price (per ounce)
Gold	$1,265	$1,187	$1,225	$1,198
Silver[1]	$4.24	$4.20	$4.24	$4.20
Total cash costs (per gold ounce) [2]
Gold equivalent basis	$843	$608	$905	$595
By product basis	$765	$487	$847	$483
All-in sustaining costs (per ounce) [3]	$1,063	$822	$1,183	$736
Revenue ($000's)	$42,578	$45,979	$76,911	$100,619
Earnings (loss) from mine operations ($000's)	$4,348	$9,537	($2,042)	$24,623

1	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”) .
2	See “NON- GAAP measurements “
3	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The San Dimas mine produced 28,978 ounces of gold and 1.60 million ounces of silver in the second quarter of 2016, 21% and 26% lower for gold and silver respectively, in comparison to the second quarter of 2015. Gold and gold equivalent production in the second quarter was 1.5 times higher than the first quarter of 2016.

Production during the second quarter of 2016 was impacted by two main factors – the continued optimization of the mining cycle in relation to the implementation of the enhanced ground support procedures which was initiated in the first quarter of 2016 and the timing of accessing certain high grade stopes.

At the end of the Q1 2016, all active mining areas had been updated with enhanced ground support in accordance with the new mine policy. During the second quarter, the mine continued to refine its mining procedures to incorporate the enhanced ground support activities into the routine mining sequence. Mine extraction averaged 2,541 TPD during the second quarter, above the stated target of 2,500 TPD.

The gold grade realized in the second quarter 2016 of 4.10 grams per tonne was approximately 11% below the grade in the second quarter of 2015 due to the availability of high-grade material. Localized ventilation issues principally affecting the Jessica vein resulted in the deferral of certain high grade stopes, and led to mining activity being focused on other areas. Silver grades were also impacted by these same factors.

For the six months ended June 30, 2016, the San Dimas mine produced 48,557 ounces of gold and 2.52 million ounces of silver, 36% and 38% lower than the same period of 2015. The retrofitting of all active mine areas with enhanced standards for ground support had a significant impact on the production during the first quarter. Combined with the shift in timing of certain high grade stopes in the second quarter, these factors drove year-to-date production below the comparative 2015 period.

During the second quarter, both gold and silver sales were reduced in line with the decreased production; however, silver sales were higher in Q2 2016 compared to Q2 2015 because the loss of PEM’s export license in Q2 2015 prevented the delivery of silver to Silver Wheaton Caymans. All silver sold in the quarter was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of June 30, 2016 the Company has delivered 5.6 million ounces of silver towards this annual threshold, after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices. Silver ounces sold into the spot market in advance of the end of the 2016 contract year are expected to be minimal.

Overall costs were higher during the second quarter of 2016 compared to the second quarter of 2015 due to an increased annual bonus negotiated with the union during the second quarter. The agreed bonus was above 2015 levels and resulted in an additional charge of $2.7 million to operating costs during the quarter.

Total cash costs on a gold-equivalent and by-product basis in the second quarter of 2016 were $843 and $765 per ounce, respectively, compared with $608 and $487 per ounce, respectively, in the second quarter of 2015. Unit costs were higher during the quarter mainly due to lower gold and silver production and higher costs expensed in the quarter related to the increased annual bonus negotiated with the unionized employees. The impact of the increased union bonus was approximately $90 per ounce in the second quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

All-in sustaining costs per gold ounce were $1,063 in the second quarter of 2016, compared to $822 per ounce in the second quarter of 2015. The increase was primarily driven by the lower gold production during the quarter as sustaining capital was lower between periods. Capital spending at San Dimas was $10.6 million in the second quarter and focused on underground development. Additionally, the upgrade to the main crushing circuit was completed, with the mobile crusher substantially completed in July. The second quarter of 2015 had comparative capital spending at $11.0 million.

For the six months to June 2016, operating costs were lower than the comparative 2015 period as the impact of the reduced mining and milling activity during the first quarter more than offset the increased union bonus cost in the second quarter. Despite the lower overall costs, the lower gold and silver production levels drove unit costs higher than the comparative period of 2015. Total cash costs on a gold-equivalent basis and by-product basis for the six months to June were $905 and $847 per ounce, respectively, compared to $595 and $483 per ounce in 2015.

Total capital expenditures for the six months to June 2016 were slightly below the comparative 2015 period due to lower underground development. All-in sustaining costs per gold ounce were $1,183 for the six months to June 2016, compared to $736 per ounce for the six months to June 2015. Similar to cash costs, the lower production level drove all-in sustaining costs higher when compared to 2015.

In June 2016, PEM acquired a large concession area adjacent to its San Dimas mine in Durango, Mexico, adding 30,192 hectares substantially covering the area between the San Dimas mine and the Ventanas exploration property located 32 kilometres to the south. The newly acquired concession is not covered by the San Dimas silver purchase agreement, and brings PEM’s total concession area in the district to 68,628 hectares.

San Dimas production guidance has been revised to between 135,000 and 145,000 gold equivalent ounces from the previous estimate of 160,000 to 170,000 gold equivalent ounces. Accordingly, cash cost guidance has also been revised to $725 to $775 per gold equivalent ounce, with all-in sustaining costs expected to be between $950 and $1,000 per ounce.

Production at San Dimas has been impacted by lower than planned grades, unexpected labour disruptions in July and a lower gold/silver ratio as a result of minimal expected silver spot sales. Labour disruptions in July were related to the local union seeking to increase short term production bonuses and interrupted the mine’s operation during discussions. The short term production bonuses were agreed upon in late July. The labour disruption affected July production and development and as a result, select high grade areas will not be mined in 2016 resulting in a production shortfall.

In view of these recent operational challenges at San Dimas the Company initiated a mine optimization program, in conjunction with a third party. A seven point action plan was developed to focus on technical improvements such as improving development rates and services, reducing dilution, decreasing operating costs, and improving labour productivity. The Company expects to provide an update at the end of the third quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Black Fox

	Three months ended		Six months ended
		June 30		June 30
	2016	2015	2016	2015
Key Performance Data
Open pit mining
Tonnes of ore mined	-	372,319	-	648,184
Strip ratio	-	4.02	-	4.81
Average gold grade (grams/tonne)	-	2.02	-	2.10
Underground mining
Tonnes of ore mined	57,898	36,265	96,399	47,790
Average gold grade (grams/tonne)	4.46	4.00	4.67	4.20
Drawdown of stockpile (tonnes)	171,764	-	357,716	-
Open pit and underground
Tonnes of ore milled	229,662	222,175	454,115	413,094
Tonnes of ore milled per day	2,524	2,441	2,495	2,287
Average millhead grade (grams/tonne)	2.14	2.65	2.04	2.58
Average gold recovery rate (% )	96%	97%	95%	96%
Produced
Gold (ounces)	15,172	18,362	28,429	32,866
Sold
Gold at spot price (ounces)	12,996	17,324	26,142	31,861
Gold at fixed price (ounces)	1,138	1,378	2,475	3,236
Average realized gold price[1]
Gold price (per ounce)	$1,192	$1,143	$1,155	$1,141
Gold at spot price (per ounce)	$1,251	$1,192	$1,215	$1,204
Gold at fixed price (per ounce)	$524	$518	$522	$515
Total cash costs (per gold ounce) [2]	$870	$762	$862	$901
All-in sustaining costs (per ounce) [3]	$1,362	$1,071	$1,382	$1,283
Revenue ($000's)	$16,861	$21,392	$33,072	$40,062
Earnings (loss) from mine operations (000's)	$328	$1,205	$986	($1,940)

1	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”) .
2	See “NON- GAAP measurements “
3	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The Black Fox mine produced 15,172 ounces of gold in the second quarter of 2016 compared to 18,362 ounces in the second quarter of 2015. During the quarter, mining activities were mainly focused on the remnant areas in the upper portions of the mine and advancing development of the Deep Central zone. Mining encountered difficulty in accessing the Deep Central zone on the 660 level, as a footwall drift was attempted but a workaround was required from the hanging wall side. This has delayed production from this high grade area by approximately one month.

Through the remainder of the year, mining will progress further into the Deep Central zone and Black Fox will become less reliant on the upper, remnant areas of the mine, which is expected to improve overall mine grades. Stope production from the Deep Central zone is expected to commence by the end of the third quarter.

During the quarter, 171,764 tonnes from the low grade stockpile were processed through the mill. This stockpile drawdown allowed milling at a higher rate than in the second quarter of 2015, with 2,524 TPD being milled, 3% above the 2,441 TPD milled in the second quarter of 2015. Despite higher grades and increased tonnage being realized from underground mining in the second quarter of 2016 compared to the second quarter of 2015, mill head grades were lower compared to 2015. In Q2 2015, the mill was supplemented with ore from open pit operations that were higher in grade than the low grade stockpile fed to the mill in the second quarter of 2016. The lower mill grades were principally responsible for the lower gold production.

For the six months to June 2016, the Black Fox mine produced 28,429 ounces of gold, 14% lower than the same period in 2015. The lack of available high grade ore in the upper, remnant areas of the mine through the first six months of 2016 was the main factor in lower gold production. A total of 357,716 tonnes have been drawn from the low grade stockpile through the first half of the year.

Total cash cost per gold ounce were higher in the second quarter of 2016 at $870 per ounce compared to $762 per ounce in the second quarter of 2015 as the lower gold production more than offset lower operating costs. While underground production was higher in Q2 2016, a significant portion of production came from the drawdown of the lower cost stockpile inventory, and thus average operating costs were less than in 2015 when open pit mining operations contributed the majority of ore to the mill.

All-in sustaining costs were higher in the second quarter of 2016 compared to 2015 due to the lower gold production. Similar levels of capital expenditure were spread over fewer ounces.

For the six months to June 2016, total cash costs per gold ounce were $862, 4% lower than the prior year as overall cost savings more than offset the lower gold production. The utilization of the lower-cost stockpile to fill the mill as opposed to open pit mining operations was the main driver of lower average costs compared to the six months to June 2015. All-in sustaining costs for the six months to June 2016 were $1,382 per ounce, 8% above the comparative 2015 period due to increased underground development to reach the Deep Central zone, combined with lower overall gold production.

Following the initial announcement in Q1 of positive drilling results from the Froome Zone located on the Black Fox complex, the Company continued to delineate and expand the deposit and commenced an internal economic evaluation of the Froome Zone. An initial mining plan has been developed and preliminary engineering and geotechnical studies have begun with the focus on accessing the ore body via an underground drift from the Black Fox pit, expediting the permitting process and timeline to initial production. Optimizing studies are continuing in Q3 with the focus on reducing capital cost and de-risking the project.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The timing delays in accessing the high-grade mineralization from the Deep Central zone is expected to impact annual production. As a result, the guidance has been revised to between 60,000 to 70,000 gold ounces from the original estimate of 70,000 to 80,000 gold ounces. Accordingly, to reflect the lower gold ounces produced the cash cost guidance has been revised to $850 to $900 per gold ounce and AISC revised to $1,250 to $1,300 per ounce. The AISC also includes additional capital costs to develop the Deep Central zone. Additional drilling and development will be undertaken to increase available stopes in the Deep Central zone.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

OUTLOOK FOR 2016 OPERATING RESULTS

Primero has reduced its 2016 production guidance to between 195,000 and 215,000 gold equivalent ounces at total cash costs of between $775 and $825 per gold equivalent ounce with AISC of between $1,200 and $1,250 per gold ounce. The Company has also re-evaluated its capital budget in light of guidance revisions and as a result 2016 capital expenditures have been reduced to $73.7 million which included $42.4 million at San Dimas and $29.0 million at Black Fox.

At San Dimas, the labour disruption affected July production and development and as a result, select high grade areas will not be mined in 2016 resulting in a production shortfall. For Black Fox, the timing delay in accessing the high-grade Deep Central zone ore led to a reduction in the 2016 production outlook for the mine.

The Company's 2016 production outlook is summarized in the following table:

	San Dimas	Black Fox	Estimated 2016

Attributable gold equivalent production [1] (gold equivalent ounces)	135,000-145,000	60,000-70,000	195,000-215,000

Gold production [1] (ounces)	110,000-120,000	60,000-70,000	170,000-190,000

Silver production [1] (million ounces)	6.5-7.5	N/A	6.5-7.5

Total cash costs [2] (per gold equivalent ounce)	$725-$775	$850-$900	$775-$825

All-in sustaining costs [2] (per gold ounce)	$950-$1,000	$1,250-$1,300	$1,200-$1,250

Capital expenditures (millions of U.S. dollars)	$42.4	$29.0	$73.7

1

San Dimas’ previously disclosed production outlook was 160,000 to 170,000 gold equivalent ounces, 120,000 to 130,000 gold ounces and 7.5 to 8.5 million silver ounces. Black Fox previously disclosed production outlook was 70,000 to 80,000 gold ounces. The Company’s previously disclosed consolidated production outlook was 230,000 to 250,000 gold equivalent ounces, 190,000 to 210,000 gold ounces and 7.5 to 8.5 million silver ounces.

2

San Dimas’ previous outlook for cash cost per equivalent ounce was $600 to $650 and all-in sustaining cost per ounce of $775 to $825. Black Fox previous outlook for cash cost per equivalent ounce was $750 to $800 and all-in sustaining cost per ounce of $1,000 to $1,050. The Company’s previous outlook for consolidated cash cost per equivalent ounce was $650 to $700 and all- in sustaining cost per ounce of $975 to $1,025.

Material assumptions used to forecast total cash costs for 2016 were based on the Company’s actual results to June 30, 2016 and include an estimated average gold price of $1,250 per ounce (based on actual gold prices received through Q2 2016 and $1,300 per ounce for the remainder of the year) , silver market price of $20 per ounce, and foreign exchange rates of $1.30 Canadian dollars and 18 Mexican pesos to the U.S. dollar for the remainder of 2016. Silver sold under the silver purchase agreement is expected to average $4.26 for the 2016 year.

The Company’s 2016 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

ANALYSIS OF CASH FLOWS FOR THE THREE AND SIX MONTHS
ENDED JUNE 30, 2016 AND 2015

Sources and uses of cash

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2016	2015	2016	2015
Cash flow:
Provided by (used in) operating activities before working capital changes	$11,205	$22,556	$2,744	$41,336
Changes in non-cash working capital	5,041	(20,421)	10,519	(25,922)
Provided by (used in) operating activities	16,246	2,135	13,263	15,414
Used in investing activities	(21,061)	(19,824)	(38,793)	(39,683)
Provided by (used in) financing activities and other	37,224	(100)	34,405	36,710
Increase (decrease) in cash	$32,409	($17,789)	$8,875	$12,441

Operating activities

Primero’s cash flows from operating activities before working capital changes were lower in the second quarter of 2016 when compared to the second quarter of 2015 due to lower gold production and sales at both San Dimas and Black Fox and higher tax instalments paid at San Dimas. For the first six months of 2016, the reduced gold and silver production and higher tax payments at San Dimas were also the primary reasons for the decrease in cash flows from operating activities before working capital changes.

Changes in non-cash working capital were a cash inflow of $5.0 million in the second quarter of 2016 compared with an outflow of $20.4 million in the second quarter of 2015. The inflow in the second quarter of 2016 was due to a number of routine working capital movements. The outflow in the second quarter of 2015 was due to a build-up of inventory and a reduction in payables. Inventories increased as gold production exceeded sales, silver sales were impacted by the suspension of the export license at PEM, and Black Fox added to its low grade stockpile.

The six months to June 2016 cash inflow from changes in non-cash working capital is due primarily to draw downs of inventory as more gold was sold than produced at San Dimas and the continued draw down of the low grade stockpile at Black Fox, and an increase in payroll taxes payable. For the six months to June 2015, the increase in inventories and payment of payables drove the cash outflow from changes in non-cash working capital.

PRIMEROMININGCORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	Three months ended		Six months ended
		June 30 [1]		June 30 [1]	Estimated
(in millions of U.S. dollars)	2016	2015	2016	2015	2016
Capital Expenditures
San Dimas Underground Development	$3.5	$2.4	$5.8	$6.7	$18.4
San Dimas Sustaining Capital	3.3	5.3	6.2	5.9	12.3
San Dimas Projects	1.9	1.1	2.3	2.1	4.6
San Dimas Sub Total	$8.7	$8.8	$14.3	$14.7	$35.3
Black Fox Underground Development	4.3	4.3	9.7	8.4	13.3
Black Fox Sustaining Capital	1.6	1.5	2.6	2.7	6.8
Black Fox Complex Sub Total	$5.9	$5.8	$12.3	$11.1	$20.1
Cerro del Gallo Development	0.1	-	0.3	0.5	1.9
Total Capital Expenditures	$14.7	$14.6	$26.9	$26.3	$57.3

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$1.1	$1.1	$2.5	$2.4	$4.0
San Dimas Drifting	0.7	0.2	1.8	0.9	2.9
San Dim as Regional Diamond Drilling	0.1	0.9	0.1	1.3	0.2
San Dimas Sub Total	$1.9	$2.2	$4.4	$4.6	$7.1
Black Fox Diamond Drilling	1.6	1.3	2.6	3.0	4.4
Grey Fox & Regional Exploration	1.3	2.5	3.0	5.4	4.5
Black Fox Complex Sub Total	$2.9	$3.8	$5.6	$8.4	$8.9
Cerro del Gallo Geology Mapping	-	0.1	0.3	0.4	0.4
Total Capitalized Exploration Expenditures	$4.8	$6.1	$10.3	$13.4	$16.4
TOTAL CAPITAL EXPENDITURES	$19.5	$20.7	$37.2	$39.7	$73.7

1 Expenditures on mining interests included on the condensed consolidated interim statements of cash flows varies from capital expenditures shown in the table because of timing of payments and the acquisition of the mining concessions near the San Dimas mine.

San Dimas capital spending during the quarter was focused on progressing underground development, given the lower development in the first quarter due to the focus on the ground support enhancement initiative. Sustaining capital included the purchase of three scissor trucks to aid in ground support activities.

The upgrade to the main crushing circuit was completed during the quarter, with the back-up crusher substantially completed in July. The back-up crusher will be used during the rainy season when material is wetter to avoid additional wear on the main crushing circuit.

For the full 2016 year, estimated San Dimas capital expenditures are expected to be $42.4million. This is lower than the previous guidance of $51.4 million due to the revised expectations for underground development and exploration expenditures in light of the change in production outlook for San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Black Fox capital expenditure focused on underground development to ramp down to the Deep Central zone and set up this area of the ore body for stope production in the third quarter of 2016. Additional spending on development of $4 million is required in the second half of 2016 to better understand the economics of the deeper zone. Regional exploration work focused mainly on drilling and assessments related to the Froome zone.

Financing activities

During the second quarter, the Company completed an equity offering, which provided proceeds of $37.5 million net of commissions and fees. There was no significant financing activity in the second quarter of 2015.

For the six months to June 2016, in addition to the equity offering, $50 million was drawn on the revolving credit facility to finance the March 31, 2016 repayment of the $48 million due on the 6.5% Convertible Debentures assumed with the acquisition of Brigus. Total interest paid for the six months to June 2016 was $4.5 million on the 5.75% Convertible Debentures, the 6.5% Convertible Debentures, and the revolving credit facility.

For the six months to June 2015, the Company received $75 million in gross proceeds from the issuance of the 5.75% convertible debentures, and repaid $40 million of debt, associated with the outstanding balance of its revolving credit facility. A release of restricted cash of $9.8 million in relation to a reduction in collateral on a reclamation bond at Black Fox also contributed to positive cash flows provided by financing activities for the first six months of 2015. An additional $1.6 million was released in 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	June 30, 2016	December 31, 2015

Cash and cash equivalents	$54,476	$45,601
Other current assets	69,137	72,970
Non-current assets	814,869	806,397
Total assets	$938,482	$924,968

Current liabilities (excluding short-term debt)	$55,622	$61,248
Non-current liabilities (excluding long-term debt)	108,458	99,700
Short-term debt	52,637	52,417
Long-term debt	64,338	62,727
Total liabilities	$281,055	$276,092

Total shareholders' equity	$657,427	$648,876
Total equity	$657,427	$648,876

Total common shares outstanding	187,733,883	164,185,807
Total common share purchase warrants outstanding	11,011,250	-
Total options outstanding[1]	6,282,710	4,246,198

Key financial ratios
Current ratio[2]	1.14	1.04
Total liabilities-to-equity[3]	0.43	0.43
Debt-to-total capitalization[4]	0.15	0.15

1	As at the date of this MD&A, the Company had 187,733,883 common shares outstanding, the total number of options outstanding was 6,282,710 of which 3,290,697 are exercisable.
2	Current ratio is calculated as ( cash and cash equivalents + other current asset) ÷ (current liabilities + short-term debt) .
3	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity) .

The Company’s net assets (equity) as at June 30, 2016 were $657 million compared to $649 million as at December 31, 2015, an increase of $8 million. The equity raise completed in the second quarter more than offset the net loss for the first six months of the year. The current ratio has increased from December 31, 2015 as a result of increased cash on hand due to the equity offering and lower current liabilities due to the payment of annual royalties and income taxes in Mexico during the first quarter of 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The 6.5% Convertible Debenture was repaid during the first quarter, through a drawdown of the revolving credit facility. The credit facility obligation is now classified as current and thus total short-term debt at June 30, 2016 is similar to that at December 31, 2015

The Company’s objective is to manage financial risk by maintaining a conservative balance sheet. Liquidity at June 30, 2016 included cash and cash equivalents of $54.5 million and an undrawn amount on its revolving credit facility of $25.0 million.

The revolving credit facility matures on May 23, 2017. The Company expects to renew this facility, but in the event full repayment is required cash generated by operations may not be sufficient to repay amounts outstanding under the revolving credit facility in full at maturity. The Company has a plan to improve production at San Dimas and will focus on cost reduction at both operations to increase cash flows. In addition the Company may seek other sources of financing if renewal of the revolving credit facility is not available on terms acceptable to the Company.

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	June 30, 2016	December 31, 2015

Current debt
6.5% convertible debentures	$-	$47,751
Finance lease liabilities	3,439	4,666
Revolving credit facility	49,198	-
Total current debt	$52,637	$52,417
Long-term debt
5.75% convertible debentures	$63,750	$61,500
Finance lease liabilities	588	1,227
Total long-term debt	$64,338	$62,727
Total debt	$116,975	$115,144

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn portion of the revolving credit facility of $25.0 million at June 30, 2016. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Pursuant to the terms of the revolving credit facility, the Company is required to maintain the following financial covenants:

As at
Covenant	Requirement	June 30, 2016
Tangible net worth (in $millions) [1]	=/> $586	$657
Net debt leverage ratio [2]	=/< 3.5:1	2.6:1
Senior net debt leverage ratio [3]	=/< 2.0:1	0.9:1
Interest coverage ratio [4]	=/> 4.5:1	6.0:1

1	Tangible net worth represents equity less goodwill and other intangible assets.
2

Net debt leverage ratio represents total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as defined in the credit agreement.

3

Senior net debt leverage ratio represents that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA, as defined in the credit agreement.

4	Interest coverage ratio represents earnings before interest, depreciation and amortization divided by interest expense.

As at June 30, 2016, the Company was compliant with these covenants. The Company closely monitors the compliance to these covenants as a breach of a covenant would be considered an event of default under the credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at				As at
	June 30, 2016				Dec. 31, 2015
(in thousands of U.S. dollars)	Within 1 year	2-5 years	Over 5 years	Total	Total

Trade and other payables and accrued liabilities	$44,753	$-	$-	$44,753	$44,307
Share based payments	424	-	-	424	661
6.5% Convertible debentures and interest	-	-	-	-	49,680
5.75% Convertible debentures and interest	4,313	86,496	-	90,809	92,959
Revolving credit facility and interest	51,486	-	-	51,486	-
Finance lease payments	3,611	750	-	4,361	5,893
Minimum rental and operating lease payments	1,557	2,452	-	4,009	3,630
Reclamation and closure cost obligations	5,222	10,379	45,036	60,637	60,637
Commitment to purchase plant and equipment	1,034	-	-	1,034	5,689
Total	$112,400	$100,077	$45,036	$257,513	$263,456

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its revolving credit facility, if required (see further discussion on liquidity above) .

Other liquidity considerations

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

APA Ruling

On October 4, 2012, the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”) received a ruling (the “APA Ruling”) from the Mexican tax authority, Servicio de Administración Tributaria (the “SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years) . The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The amount of additional taxes for which the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time but if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has and will continue to invest millions of dollars in the local Mexican economy and intends to continue legal action aimed at ensuring that the Mexican tax authority respects the rule of law.

For 2015 and the six months of 2016, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation) , or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014) , the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property at the same contract gold price. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”) ;
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”) ;
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The Company has decided to defer a construction decision for Cerro del Gallo due to current economic conditions. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo would be expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

Other

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company will vigorously defend this class action lawsuit.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2016		2015				2014
(in thousands of U.S.
dollars except for	Q 2	Q1	Q4	Q3	Q 2	Q1	Q 4	Q3
per share amounts)

Financial Data
Revenue	$59,439	$50,544	$71,404	$79,219	$67,371	$73,310	$71,171	$75,503
Total cost of sales	(54,817)	(56,339)	(61,304)	(61,394)	(56,293)	(61,840)	(65,837)	(62,300)
Earnings (loss) from mine operations	$4,622	($5,795)	$10,100	$17,825	$11,078	$11,470	$5,334	$13,203

Impairment charges	-	-	(104,000)	-	-	-	(110,000)	(98,961)
Exploration expenses	(612)	(334)	(599)	(231)	(739)	(121)	(577)	(1,205)
General and administrative expenses	(7,647)	(5,532)	(8,479)	(6,247)	(7,151)	(8,013)	(7,107)	(5,854)
Earnings (loss) from operations	($3,637)	($11,661)	($102,978)	$11,347	$3,188	$3,336	($112,350) ($92,817)

Transaction costs and other expenses	(828)	(386)	(510)	-	-	(3,906)	(319)	(1,120)
Finance expense	(1,881)	(3,259)	(3,654)	(3,057)	(1,933)	(2,870)	(2,352)	(2,309)
Mark-to-market gain (loss)	(2,278)	(375)	-	9,000	(3,705)	8,205	-	-
Other income (expenses)	294	(650)	3,283	(5,347)	(213)	3,301	2,569	4,686
Income tax (expense) recovery	(11,102)	3,159	5,512	(17,346)	(4,081)	(4,482)	(9,314)	(7,922)
Net income (loss)	($19,432)	($13,172)	($98,347)	($5,403)	($6,744)	$3,584	($121,766) ($99,482)

Basic income (loss) per share	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)	$0.02	($0.76)	($0.62)
Diluted income (loss) per share	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)	$0.02	($0.76)	($0.62)

•	When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2015 and Q3 2014 included $12.8 million and $5.9 million, respectively, of silver sales at spot prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

•	In Q4 2015 and Q4 2014, impairments of $104 million and $110 million, respectively, were recorded against mining interests at Black Fox and Cerro del Gallo.

•	In Q3 2014, an impairment of $99 million for goodwill was recorded related to the value on the acquisition of Brigus.

•	General and administrative expenses include share-based compensation which historically has fluctuated based on the share price of the Company.

•	In Q2 2016 the Company incurred $0.4 million of mark-to-market losses on its recently issued common share purchase warrants classified as a financial liability. These warrants are marked-to-market each quarter.

•	In Q1 2015 the Company incurred $3.6 million of transaction costs on the issuance of the 5.75% Convertible Debentures. These debentures are marked-to-market each quarter.

•	Finance expense varies depending on the amount of debt held by the Company.

•	Other income (expenses) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•	Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated non-cash deferred income taxes, which were significant in certain periods, such as Q2 2016, Q3 2015 and Q4 2014.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

PRIMEROMINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015	2016	2015

Operating expenses per the consolidated financial statements	$39,042	$36,412	$79,324	$79,179
Share-based compensation included in operating expenses	(418)	(319)	(760)	(717)
Inventory movements and adjustments [1]	3,521	4,746	(2,265)	5,084
Total cash operating costs	$42,145	$40,839	$76,299	$83,546

Ounces of gold produced	44,150	54,862	76,986	109,227
Gold equivalent ounces of silver produced	5,349	7,628	8,671	14,336
Gold equivalent ounces produced	49,499	62,490	85,657	123,563
Total cash costs per gold equivalent ounce	$851	$654	$891	$676

Total cash operating costs	$42,145	$40,839	$76,299	$83,546
By-product silver credits	(6,767)	(9,051)	(10,682)	(17,036)
Cash costs, net of by-product credits	$35,378	$31,788	$65,617	$66,510

Ounces of gold produced	44,150	54,862	76,986	109,227
Total by-product cash costs per gold ounce produced	$801	$579	$852	$609

1 In 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended		Six months ended
		June 30		June 30
	2016	2015	2016	2015

Silver ounces produced (millions) (A)	1.60	2.15	2.52	4.08
Average realized silver price (B)	$4.24	$4.20	$4.24	$4.20
Average realized gold price (C )	$1,241	$1,171	$1,201	$1,179
Gold equivalent ounces of silver (A) x (B) / (C )	5,349	7,628	8,671	14,336

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three and six months ended June 30, 2016 and 2015:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015	2016	2015

Cash costs, net of by-product credits	$35,378	$31,788	$65,617	$66,510
Corporate general and administrative expenses [1]	6,101	7,151	11,633	15,164
Reclamation cost accretion	282	367	557	549
Sustaining capital expenditures	16,078	17,515	31,123	31,336
All-in sustaining costs	$57,839	$56,821	$108,930	$113,559

Ounces of gold produced	44,150	54,862	76,986	109,227
All-in sustaining costs per gold ounce	$1,310	$1,036	$1,415	$1,040

1 Excludes costs incurred relating to NAFTA and APA claims.

All-in sustaining costs adjust “ cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss) .

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Costs incurred to bring production to its normal capacity.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per share amounts)	2016	2015	2016	2015

Net income (loss)	($19,432)	($6,744)	($32,600)	($3,156)
Impact of foreign exchange on deferred taxes	12,975	4,131	14,661	6,342
Adjustment to normalize inventory costs at San Dimas	-	-	1,590	-
Underground support initiative at San Dimas	-	-	1,749	-
Costs relating to NAFTA and APA claims	1,546		1,546
Mark-to-market (gain) loss on convertible debenture	1,875	3,705	2,250	(4,500)
Mark-to-market loss on warrant liability	403	-	403	-
Transaction costs attributed to warrant liability	232	-	232	-
(Gain) loss on derivative liability	-	54	(5)	(1,279)
Impairment charges	-	-	-	534
Office closure costs and severance payments	-	-		705
Transaction costs on issuance of convertible debenture		-		3,639
Adjusted net income (loss)	($2,401)	$1,146	($10,174)	$2,285
Weighted average shares outstanding (000's)	166,410	162,343	165,367	162,065
Adjusted net income (loss) per share	($0.01)	$0.01	($0.06)	$0.01

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

RELATED PARTY TRANSACTIONS

As at June 30, 2016, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three and six months ended June 30, 2016 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

RECENT PRONOUNCEMENTS ISSUED

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. It also provides a new impairment model and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16) . IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those applied and disclosed in notes 2 and 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

FINANCIAL INSTRUMENTS

The Company’s financial instruments at June 30, 2016 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”) , trade and other payables, financial lease liabilities, the convertible debentures, warrant liability and the revolving credit facility.

At June 30, 2016, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liability approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair values of the 5.75% Convertible Debentures and the warrant liability are based on the corresponding market price of the debenture and warrant on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures and warrants.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	June 30, 2016		December 31, 2015
(in thousands of U.S. dollars)	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$748	$-	$525	$-
5.75% convertible debentures (2)	63,750	-	61,500	-
Warrant liability (2)	5,079	-	-	-

1	Fortune Bay is a publicly listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2	Fair value is calculated based on the market price of the convertible debenture on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2016 or December 31, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2015, which can be found under the Company’s profile at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the three and six months ended June 30, 2016 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the timing of the development of new mineral deposits,
•	the Company’s requirements for additional capital and ability to complete future financings,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project,

•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

•	the completion of development or construction activities, including the construction of the Cerro del Gallo mine,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2015 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) . NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) , SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Ernest Mast”
_____________________
Ernest Mast
President, CEO and Director